FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

              For the Month of February 2005 (February 15, 2005)


                         TECNOMATIX TECHNOLOGIES LTD.
-------------------------------------------------------------------------------
                             (Name of Registrant)


           Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F   [X]             Form 40-F [   ]


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [   ]                  No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

The information included in the Form 6-K is incorporated by reference to the Registrant's Registration Statement on Form F-3/A, registration number 333-115214.

On February 15, 2005, Tecnomatix Technologies Ltd. issued a press release announcing its fourth quarter and full year 2004 financial results. A copy of this press release is attached as Exhibit 1 to this Report on Form 6-K and is incorporated by reference herein.

Also on February 15, 2005, Tecnomatix sent a letter to its shareholders reminding them to return their proxy cards in connection with the extraordinary general meeting of Tecnomatix scheduled to be held on February 28, 2005. A copy of this letter is attached as Exhibit 2 to this Report on Form 6-K and is incorporated by reference herein.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TECNOMATIX TECHNOLOGIES LTD.


Date:  February 15, 2005                  By: /s/ Jaron Lotan
                                             ---------------------------------
                                             Name:  Jaron Lotan
                                             Title: President and Chief
                                                    Executive Officer

                                 EXHIBIT INDEX


Exhibit
-------

1        Press release, dated February 15, 2005
2        Letter to shareholders, dated February 15, 2005